

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Eric Ya Shen
Chief Executive Officer
Vipshop Holdings Ltd
128 Dingxin Road
Haizhu District
Guangzhou 510220
People's Republic of China

  **Re: Vipshop Holdings Ltd**
    **Form 20-F for Fiscal Year Ended December 31, 2022**
    **Filed April 19, 2023**
    **File No. 001-35454**

Dear Eric Ya Shen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc:  Yuting Wu